Exhibit 99.2


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



         In connection with the Annual Report of Spectrum Signal Processing Inc. (the "Company") on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brent Flichel, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

         To my knowledge, (i) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition at the end of the period covered by the Report and results of operations of the Company for the period covered by the Report.

                                                     /S/ BRENT FLICHEL

                                                     Brent Flichel
                                                     Chief Financial Officer
                                                     March 31, 2003